EXHIBIT 12.1

BPZ Resources, Inc.
Calculation of Ratio of Earnings to Fixed Charges

	For the Years ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Loss before income taxes	$(63,486)	$(54,703)	$(31,392)	$(71,379)	$(42,377)
Income from investment in Ecuador property, net of amortization	(152)	(62)	(412)	(740)	(1,208)
Fixed charges	26,016	31,719	30,446	21,250	4,419
Distributed income from investment in Ecuador property	250	250	600	928	1,396
Capitalized interest	(9,858)	(15,604)	(10,674)	(9,632)	(4,419)

Total earnings available for fixed charges	$(47,230)	$(38,400)	$(11,432)	$(59,573)	$(42,189)

Fixed charges:
Interest expense	$26,016	$31,719	$30,446	$21,250	$4,419
Total fixed charges	$26,016	$31,719	$30,446	$21,250	$4,419

Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1) Earnings (loss) available for fixed charges for the years ended December 31, 2013, 2012, 2011, 2010, and 2009 were inadequate to cover fixed charges by $73.2 million, $70.1 million, $41.9 million, $80.8 million, and $46.6 million, respectively.